                                                                  EXHIBIT 99(e)

                           QUESTIONS AND ANSWERS FOR
                    SHAREHOLDERS OF TEXAS UTILITIES COMPANY
              RELATING TO THE ACQUISITION OF ENSERCH CORPORATION
                          BY TEXAS UTILITIES COMPANY

The information contained herein is designed to provide a guide to some of the issues discussed in detail in the Joint Proxy Statement/Prospectus dated September 23, 1996 delivered herewith. This information does not purport to be complete and does not serve as a substitute for reading the Joint Proxy Statement/Prospectus. This information is qualified in its entirety by reference to the Joint Proxy Statement/Prospectus.

Q:WHAT AM I BEING ASKED TO VOTE ON?
A: As you may already know, Texas Utilities Company ("TUC") has agreed to acquire ENSERCH Corporation ("ENSERCH"). This acquisition will be accomplished pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of April 13, 1996. You are being asked to approve this Plan of Merger.

Q: WHAT IS THE POSITION OF THE TUC BOARD OF DIRECTORS WITH RESPECT TO THIS
MATTER?
A: The TUC Board of Directors has unanimously approved the Plan of Merger and recommends that you vote FOR the Plan of Merger.

Q: WHAT DOES THE PLAN OF MERGER PROVIDE FOR?
A: A new holding company, which will retain the Texas Utilities Company name ("Company"), has been created in order to effect the acquisition of ENSERCH. TUC (including its current subsidiaries) and ENSERCH will become wholly owned subsidiaries of the Company.

Q: WHAT HAPPENS TO MY TUC SHARES AND THE ENSERCH SHARES IN THIS TRANSACTION?
A: Your TUC shares will automatically be converted into shares of the Company on a one-for-one basis. Thus, you will continue to own the same number of shares. In fact, you can retain the same stock certificate. ENSERCH shareholders will receive approximately one-fifth of a share of Company common stock for each share of ENSERCH common stock they hold.

Q:WILL THE NEW TEXAS UTILITIES COMPANY BE ANY DIFFERENT?
A: The Company will be essentially the same with identical articles of incorporation and bylaws as TUC. Its common stock will be listed on the New York, Chicago and Pacific stock exchanges, just as shares of TUC common stock are currently listed. The major substantive difference will be that the Company will have a new subsidiary company, ENSERCH.

Q: WHO IS ENSERCH AND WHAT DO THEY DO?
A: ENSERCH is an integrated company focused on natural gas which is headquartered in Dallas, Texas. Its major current business segments are natural gas and oil exploration and production; natural gas transmission, gathering, processing and marketing; and natural gas distribution and electric power generation. ENSERCH owns and operates Lone Star Gas and Lone Star Pipeline Company. ENSERCH's exploration and production company, Enserch Exploration, Inc., will be spun off to the ENSERCH shareholders prior to this transaction. The ENSERCH businesses that will be part of the transaction had total assets at June 30, 1996 of approximately $1.6 billion. For the six months ended June 30, 1996, they had revenues of approximately $992 million and net income of approximately $16 million.

Q: WHAT ARE THE REASONS FOR THIS TRANSACTION?
A: The TUC Board of Directors believes that this transaction offers significant strategic and financial benefits to TUC and its shareholders and customers, including:

   .  Greater financial strength and flexibility
   .  Enhanced customer service and operational efficiencies
   .  Maintenance of competitive rates
   .  Coordination of diversification programs
   .  Better utilization of resources
   .  Integration of corporate and administrative functions.

Q: WILL I HAVE TO PAY ANY TAXES AS A RESULT OF THIS TRANSACTION?
A: One of the conditions to the consummation of the transaction is the receipt of opinions of counsel for TUC and ENSERCH substantially to the effect that it will be treated as a tax-free transaction. Of course, individual tax consequences may vary and each TUC shareholder is urged to consult his or her own tax advisor to determine the particular tax consequences to him or her, including the application and effect of federal, state, local and foreign tax laws.

Q: WHEN WILL THE TRANSACTION BECOME EFFECTIVE?
A: We expect it to be consummated in late 1996. In addition to the approval of the Plan of Merger by the TUC and ENSERCH shareholders, consummation is subject to a number of conditions, including approval of the transaction by the Securities and Exchange Commission, the Federal Trade Commission and the U.S. Department of Justice, and receipt of a favorable tax ruling on the spin-off.

Q: WHAT WILL HAPPEN IF I DO NOT VOTE?
A: To approve the Plan of Merger, affirmative votes must be received from the holders of more than 66-2/3% of the outstanding shares of TUC common stock. Thus, your failure to vote is in effect a vote against the Plan of Merger. Abstentions also count as negative votes.

Q: MY SHARES ARE HELD IN "STREET NAME." WILL MY BROKER VOTE MY SHARES FOR ME?
A: Only if you give your broker written instructions on how to vote. Absent such instructions, your shares held in street name will not be voted. THEREFORE, WE STRONGLY URGE YOU TO VOTE.

Q: WHAT DO I DO WITH MY STOCK CERTIFICATE FOR TEXAS UTILITIES COMPANY COMMON STOCK?
A: The certificate you now hold will continue to represent the same number of shares in the Company and you do not have to send it in for exchange.

Q: WHO SHOULD I CALL FOR ADDITIONAL INFORMATION OR IF I MISPLACE MY PROXY
CARD?
A: You should call representatives of TUC's proxy solicitor, D. F. King & Co., Inc., at their toll-free telephone number: 1-800-659-5550.

SHAREHOLDERS ARE URGED TO CAREFULLY REVIEW THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY.

YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN THE PROXY CARD DELIVERED HEREWITH.


                                       2